EXHIBIT 99.1

From: Marketwire Release [mailto:mw.release@marketwire.com]
Sent: Monday, November 12, 2012

Subject: Seabridge Gold: Nov 14th Presentation & Webcast

Rudi Fronk, Chairman and CEO of Seabridge Gold will be presenting at the Dahlman Rose & Co. 3rd Annual Metals, Mining & Materials Conference in New York next Wednesday, November 14th at 10:30 a.m. local time, Astor Room, The Intercontinental New York Barclay Hotel.

Shareholders and investors attending the Conference may request a meeting with Seabridge's delegates on November 14th by contacting Vanessa DiLiddo by email VDiLiddo@drco.com<mailto:VDiLiddo@drco.com>.
The live webcast will be available for free at http://wsw.com/webcast/dahlman16/sa/

The presentation will be available at the same link for 90 days.

To UNSUBSCRIBE<mailto:gloria@seabridgegold.net?subject=UNSUBSCRIBE>  from this list email gloria@seabridgegold.net<mailto:gloria@seabridgegold.net>

Seabridge Gold Inc.
Tel. (416) 367-9292
Fax. (416) 367-2711
www.seabridgegold.net<http://www.seabridgegold.net/>